

Mail Stop 4561

May 21, 2018

Jonathan New
Chief Financial Officer
Net Element, Inc.
3363 NE 163rd St., Suite 705
Miami, Florida, 33160

> **Re:  Net Element, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-3**
> **Filed April 18, 2018**
> **File No. 333-222466**

Dear Mr. New:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our March 30, 2018 letter.

General

1.  Your revised disclosure in response to prior comment 1 indicates that you "currently [are] not developing [your] own tokens."  It is unclear, however, whether you intend to develop tokens that are compatible with and can be used on the blockchain platform that you select.  Please clarify whether you have plans to develop your own tokens.

2.  You indicate that your blockchain-based ecosystem will offer real-time exchange of cryptocurrency into fiat currency by "integrat[ing] into cryptocurrency facilitator[s]."  Please disclose any material risks or challenges that may be posed by your relationship with and dependence on these facilitators, such as the risk that they may be found to be engaging in the facilitation of securities transactions.  In this regard, it appears that one of the two identified entities is a digital asset exchange that is not

registered as a national securities exchange, alternative trading system, or broker-dealer under the Securities Exchange Act of 1934.

3.     We note that you recently launched the second phase of the Netevia project.  Please update to include any material costs related to the remainder of the project and the additional capital that you will need to develop the system and deploy and distribute your solutions.

Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 with any questions.  If you require further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies and Services

cc:     Serge Pavluk, Esq.
        Snell & Wilmer, Esq.